Exhibit 99.2

Form of Customer Sales Contract

Supplier:	Walker Resources Recycling Co., Ltd.	Contract No.
Purchaser:		Execution Location:
Execution Date:
Article I:	Purchase of goods, amount, purchase price and delivery time

Purchase of Goods	Quality and Type	Units of Measurement	Amount	Unit Price	Total Amount
Electrolytic Copper	99.99%	Metric Tons	100	_____	______
The total purchase price in RMB is ---------------
The price above excludes duties and taxes

Article II:	Quality of Product: International Standard 99.99%

Article III:	Packaging standard, package supply and recycling: bundled packaging, iron bar packaging, iron weight deducted

Article IV:	Reasonable wear and tear standards and methods of computation: + 1%

Article V:	Delivery and Location: purchaser self-delivery

Article VI:	Inspection standard, method, location and period: according to international standard

Article VII:	Transportation, delivery port and cost: borne by the purchaser

Article VIII:	Payment, time and location: full payment within 3 days from the contract execution date

Article IV:	Date of purchase: ____________

Article V:
Contract dispute solution:  both parties shall resolve disputes by negation during the performance of the contract, or settle disputes with the local Administration of Industry and Commerce. If the dispute cannot be settled or negotiated, it shall be resolved based on the followings:

(a)	Submit to the Tianjin Arbitration Committee for arbitration
(b)	Submit to local court for litigation

Article VI:	The contract becomes effective from the date of execution

Article VII:	Others:subject to both parties’ consent

Company Name: Walker Resources Recycling Co., Ltd. Authorized Signatory Execution Date	Company Name: [Purchaser] Authorized Signatory Execution Date